

Luis Jose Cruz-Rivera · 2nd

Connecting business, data and opportunity

Washington, District Of Columbia · 500+ connections ·

Contact info

 **Hilton**

Stanford University

Experience



Sr. Director

Hilton

Nov 2018 – Present · 1 yr 10 mos

Mclean, Virginia

Directing enterprise architecture integration and technology strategy. Involved in roadmap development and value planning that spans 15 brands and over 5000 hotels worldwide



Co-Founder

WhiteHawk Inc

Jun 2016 – Present · 4 yrs 3 mos

Alexandria, Virginia

WhiteHawk helps match cyber security need to best posible solution. We provide a client centric view which accounts for a 360 protection approach to facilitate customer investment and operational planning. Our advanced algorithms and remediation approach helps mid-sized and small companies to build and provide secure environment that supports busines ...**see mor**

Chief Spirits Engineer

Ron Artesano & La Destileria Craft Spirits Co

Oct 2016 – Present · 3 yrs 11 mos

Jayuya, PR

Most recently COO of Ron Artesano. As we celebrate Life as Art, we bring new premium expressions of Rum to life and build on the quality Rum heritage of the Island. My job is to bring every small batch to quality standards and every bottle we send out to the world!

At La Destileria, I focus on delivering unique high quality distilled spirits through an Agile based product delivery model that unifies spirits manufacturing with artistry and craftsmanship using an innovative Kanban-lean manufacturing model. We have received 4 gold medals in less than 5 years for our spirits.

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Vice President of Govt and Industry Programs

Resilient

Oct 2014 – Jun 2016 · 1 yr 9 mos

DC Area

Resilient, a pioneer in the field of resilience metrics, uses innovative big data analytics to measure the capacity of the world's leading businesses, governments and institutions to anticipate disruptions, adapt to events and create lasting value. As Vice President of Government and Industry Programs, I support business and market intelligence, stra **...see mor**



Chairman, Executive Board of Directors

Sigma Lambda Beta International Fraternity Inc.

Jun 2012 – Dec 2014 · 2 yrs 7 mos

Enhancing community engagement and collegiate membership services to increase volunteerism and multi-cultural graduation rates across the US. Providing non-profit strategic planning and operational assessments to impact social justice and organize community outreach to increase access to higher education within un-served and under served population



TASC, Inc.

3 yrs 1 mo

Technical Director, Cyber and IT Division

Apr 2014 – Sep 2014 · 6 mos

Leading the cyber, information assurance, IT modernization, data research and innovation program strategies supported by the division. Additionally serving as solution architect and senior consultant on multiple system engineering and development opportunities. Responsible to grow and leverage organizational resources, identifying technical strategy, mitiga **...see mor**

Senior Section Manager, Programs

Sep 2011 – Apr 2014 · 2 yrs 8 mos

Infrastructure Protection and Security Business Unit, DNDO Technical Services

Supporting complex DHS and Fed Civil customer engagements and solution development projects. Led technical and business management roles. Responsible for technical direction, enterprise and service improvements, and systems engineering discipline for several DHS engagements. Interest in driving enterprise innovation, business assessment models ...**see mor**



Technical Director
ManTech

Feb 2007 – Sep 2011 · 4 yrs 8 mos

Senior manager for DHS system engineering and acquisition support program. Overall responsible for project team KPIs, QA framework, and cross-functional integration efforts in support of solution development mission. Primary customer point of contact for expert knowledge of solution development across ideation, prototyping, frameworks, desig ...**see mor**



Principal, Technology Manager
Sentric Consulting, LLC

Feb 2008 – Aug 2011 · 3 yrs 7 mos

Managed BPR and ERM portfolio clients. Responsible for solution development, innovation efforts, and intellectual property strategy management.Led business strategy for telecommunications and manufacturing accounts, client business development pipelines, clien strategic alliance development, and ensured talent sourcing and development plans ...**see mor**

Partner
QCV LLC

Mar 2009 – May 2010 · 1 yr 3 mos

Partner investor in entertainment venues and events within the Ft.Walton Beach area. Also support business development and financial services with region.

Program Manager
CCG Corp

Mar 2003 – Oct 2007 · 4 yrs 8 mos

Program Manager in charge of RF MEMS lifecycle from concept inception to limited production and testing.Engineering Lead for wireless security and surveillance design and product development.

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Education



Stanford University
MSEE, EE/MS&E

2001 – 2003

Activities and Societies: IEEE, SSCLES (SHPE), MAES

Interests in nanophotonics, charged particle optics, NEMS/MEMS, biomaterials. Worked with Dr. RFW Pease.



Georgia Institute of Technology

EE/BioE

2003 – 2005

Activities and Societies: TI:GER



University of Minnesota

MSE

2000 – 2001

Activities and Societies: SHPE, NCLR, SLB

Mainly focused on magneto-optic material fabrication and thin film deposition. Worked with Dr. B.Stadler.

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